UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

for the fiscal year ended December 31, 2014

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from           to

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.

2555 Telegraph Road

Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	3
Notes to Financial Statements	4
Supplemental Schedule*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

 *All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures Exhibit Index

Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Penske Automotive Group 401(k) Savings and Retirement Plan

Bloomfield Hills, Michigan

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 25, 2015

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	December 31,
	2014	2013

Assets:
Investments at fair value	$348,391,609	$320,518,468
Receivables:
Participant contributions	216,227	380,264
Employer contributions	1,698,604	1,504,103
Due from broker	629,876	144,419
Notes receivable from participants	13,915,458	12,880,530
Total receivables	16,460,165	14,909,316

Total assets	364,851,774	335,427,784

Liabilities:
Participant refunds payable	71,254	104,753
Due to broker	623,016	14,550
Total liabilities	694,270	119,303
Net assets available for benefits reflecting all investments at fair value	364,157,504	335,308,481

Adjustment from fair value to contract value for fully benefit-responsive stable return fund	(971,392)	(583,541)

Net assets available for benefits	$363,186,112	$334,724,940

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Investment income:
Net appreciation in fair value of investments	$14,118,945
Interest and dividends	2,084,085
Net investment income	16,203,030

Contributions:
Participant contributions	30,758,510
Employer contributions	6,809,916
Participant rollover contributions	4,742,566
Total contributions	42,310,992

Distributions to participants	(29,386,266)
Administration fees	(702,255)

Net transfers to plan	35,671

Increase in net assets	28,461,172

Net assets available for benefits, beginning of year	334,724,940
Net assets available for benefits, end of year	$363,186,112

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2014 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. Certain asset based fees are paid by the Plan participants. Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 8% of gross earnings on a pre-tax basis. Such contributions may not exceed Internal Revenue Code 402 (g) limitations ($17,500 in 2014). The Plan also permits participants who are 50 or older to make additional contributions (up to $5,500 in 2014). A participant’s elective contributions and any related Employer Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund.

During 2014, the Plan Sponsor elected to fund discretionary matching contributions of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Employer Match Contributions”).  Eligible salary used to determine discretionary matching contributions may not exceed Internal Revenue Code 401(a)(17) limitations ($260,000 in 2014).  Employer Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election.

During 2014 and 2013, certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $71,254 and $104,753 at December 31, 2014 and 2013, respectively, relating to these excess contributions.

(e) Notes Receivable from Participants

Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of 50% of a defined amount or $50,000. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2014 and 2013, participant investment options consisted primarily of common collective trust funds, employer securities and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested assets totaled $80,900 and $95,984, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions. During 2014, approximately $265,800 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Investment Valuation and Income Recognition

The Plan’s investments in Company common stock and mutual funds are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated at fair value as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds.  The Plan’s investment in the Wells Fargo Stable Return Fund (the “Fund”) is valued based on the underlying investments in the Fund and is stated at fair value and adjusted to contract value. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (NAV), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2014 and 2013.

See the supplemental schedule of assets (held at end of year) for the title (investment strategy) of each investment held by the Plan as of December 31, 2014.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are awarded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) Payment of Benefits

Benefit payments are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $43,000 at December 31, 2014.  There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2013.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Investments (at fair value) that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2014	2013
Wells Fargo Stable Return Fund	$70,356,518	$73,526,104
Penske Automotive Group Common Stock	42,263,059	40,250,494
Wells Fargo Enhanced Stock Market Fund	37,319,037	31,768,352
Neuberger & Berman Genesis Fund	29,695,729	33,754,236

During 2014, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated in value as follows:

Common collective trusts	$13,172,108
Penske Automotive Group Common Stock	2,245,052
Mutual funds	(1,298,215)
Net appreciation in fair value of investments	$14,118,945

4. Fair Value Measurements

The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three tier hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2014

Fair Value Measurement

	Total Fair Value	Level 1	Level 2	Level 3

Common Collective Trust Funds:
Fixed*	$70,356,518	$—	$70,356,518	$—
Bond	1,286,319	—	1,286,319	—
Large Blend	42,919,715	—	42,919,715	—
Mid Cap Blend	17,702,757	—	17,702,757	—
Foreign Large Blend	1,805,034	—	1,805,034	—
Target Retirement	115,518,329	—	115,518,329	—
Common Stock:
Employer Securities	42,263,059	42,263,059	—	—
Mutual Funds:
Mid Cap Growth	29,695,729	29,695,729	—	—
Foreign Large Blend	13,817,756	13,817,756	—	—
Emerging Markets	895,139	895,139	—	—
Multi Asset Fund	639,420	639,420	—	—
Bond	11,491,834	11,491,834	—	—
Total	348,391,609	98,802,937	249,588,672	—

*Amount represents the fair value of the Wells Fargo Stable Return Fund.  The contract value of this investment (the amount available for Plan benefits) was $69,385,126.

As of December 31, 2013

Fair Value Measurement

	Total Fair Value	Level 1	Level 2	Level 3

Common Collective Trust Funds:
Fixed*	$73,526,104	$—	$73,526,104	$—
Bond	1,013,524	—	1,013,524	—
Large Blend	34,763,743	—	34,763,743	—
Mid Cap Blend	16,492,578	—	16,492,578	—
Foreign Large Blend	1,226,412	—	1,226,412	—
Target Retirement	91,168,869	—	91,168,869	—
Common Stock:
Employer Securities	40,250,494	40,250,494	—	—
Mutual Funds:
Mid Cap Growth	33,754,236	33,754,236	—	—
Foreign Large Blend	15,596,735	15,596,735	—	—
Emerging Markets	591,791	591,791	—	—
Multi Asset Fund	586,314	586,314	—	—
Bond	11,547,668	11,547,668	—	—
Total	320,518,468	102,327,238	218,191,230	—

*Amount represents the fair value of the Wells Fargo Stable Return Fund.  The contract value of this investment (the amount available for Plan benefits) was $72,942,563.

5. Exempt Party-in-Interest Transactions

As of December 31, 2014 and 2013, the Plan (through investments in Penske Automotive Group Common Stock) held 861,281 and 853,488 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $22,939,771 and $17,938,694, respectively. The fair value of Penske Automotive Group Common Stock held by the Plan was $42,263,059 and $40,250,494 at December 31, 2014 and 2013, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo, which is the trustee of the Plan, and therefore these investments and their related transactions are considered exempt party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

7. Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 23, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter, and in 2015, the amended and restated Plan document was submitted to the IRS for application for a current determination letter. Although the Plan has not yet received a current determination letter from the IRS, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan Administrator has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$363,186,112	$334,724,940
Less:
Participant contributions receivable	216,227	380,264
Employer contributions receivable	1,698,604	1,504,103
Plus:
Participant refunds payable	71,254	104,753
Net assets available for benefits per the Form 5500	$361,342,535	$332,945,326

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2014 to the Form 5500:

Total contributions per the financial statements	$42,310,992
Add:
Contributions receivable - December 31, 2013	1,884,367
Less:
Contributions receivable - December 31, 2014	1,914,831
Total contributions per the Form 5500	$42,280,528

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2014 to the Form 5500:

Total distributions per the financial statements	$29,386,266
Add:
Participant refunds payable - December 31, 2013	104,753
Less:
Participant refunds payable - December 31, 2014	71,254
Total distributions per the Form 5500	$29,419,765

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2014

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value

	COMMON COLLECTIVE TRUST FUNDS
*	WELLS FARGO STABLE RETURN FUND	$69,385,126
*	WELLS FARGO ENHANCED STOCK MARKET FUND	37,319,037
	NORTHERN TRUST S&P 500 INDEX FUND	5,600,678
	SSGA NON LENDING RUSSELL SMALL/MID CAP INDEX FUND	17,702,757
	SSGA TARGET RETIREMENT 2055 NON LENDING	2,403,875
	SSGA TARGET RETIREMENT 2050 NON LENDING	13,472,282
	SSGA TARGET RETIREMENT 2045 NON LENDING	14,136,212
	SSGA TARGET RETIREMENT 2040 NON LENDING	12,899,197
	SSGA TARGET RETIREMENT 2035 NON LENDING	15,076,722
	SSGA TARGET RETIREMENT 2030 NON LENDING	17,019,613
	SSGA TARGET RETIREMENT 2025 NON LENDING	15,951,960
	SSGA TARGET RETIREMENT 2020 NON LENDING	14,332,378
	SSGA TARGET RETIREMENT 2015 NON LENDING	6,290,419
	SSGA TARGET RETIREMENT 2010 NON LENDING	2,998,902
	SSGA TARGET RETIREMENT INCOME NON LENDING	936,769
	SSGA U.S. BOND INDEX NON LENDING SERIES FUND	1,286,319
	SSGA INTERNATIONAL INDEX NON LENDING FUND	1,805,034
	TOTAL COMMON COLLECTIVE TRUST FUNDS	248,617,280

	EMPLOYER SECURITIES
*	PENSKE AUTOMOTIVE COMMON STOCK	42,263,059

	MUTUAL FUNDS
	NEUBERGER BERMAN GENESIS FUND	29,695,729
	THORNBURG INTERNATIONAL VALUE	13,817,756
	DFA EMERGING MARKETS CORE EQUITY	895,139
	PIMCO INFLATION RESPONSE MULTI-ASSET	639,420
	PIMCO TOTAL RETURN	11,491,834
	TOTAL MUTUAL FUNDS	56,539,878

*	PARTICIPANT LOANS (MATURING 2015 TO 2029 AT INTEREST RATES OF 4.25% - 10.5%)	$13,915,458
	TOTAL	361,335,675

* Represents a party-in-interest to the plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan

	By:	/s/ Calvin C. Sharp
Calvin C. Sharp
Date: June 25, 2015		Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm